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                                                                    EXHIBIT 99.1


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Seabridge Gold Completes Land Expansion at KSM Project

Press Release

Source: Seabridge Gold Inc.


On Tuesday September 8, 2009, 3:34 pm EDT

TORONTO, CANADA--(Marketwire - 09/08/09) - Seabridge Gold Inc. ("Seabridge")(TSX:SEA - News)(AMEX:SA - News) announced today that it has completed the acquisition of 22 mineral claims totaling 8,975 hectares (approximately 22,160 acres) immediately adjacent to its 100% owned KSM project located in British Columbia, Canada from Max Minerals Ltd. ("Max"). At closing Seabridge paid Cdn$1.0 million in cash to Max, issued 75,000 of its common shares (the "Shares") to Max, and granted a 2.5% net smelter royalty ("NSR") to Max on the claims purchased, the same terms as previously announced.

Seabridge President and CEO Rudi Fronk said this transaction "is an important step toward the development of the KSM project. The added claims significantly increase our land position, adding prospective ground for additional exploration, needed room for waste rock storage and project infrastructure and securing mineral rights to a part of the proposed tunnel route between the planned mining and milling facilities."

Seabridge has the right to acquire 50% of the Max NSR and thereby reduce it to a 1.25% NSR at any time upon payment of Cdn $1.5 million to Max. The purchased claims are also subject to a 2% NSR in favour of the original owner of the claims and Seabridge is obligated to pay the original owner 10 annual advance royalty payments of Cdn$100,000 each, ending in 2018; these advance payments would be credited against any payments due under the 2% NSR. The 75,000 common shares of Seabridge issued to Max are subject to a hold period that expires on January 5, 2010 and Rudi Fronk, the President and CEO of Seabridge, has agreed to exchange promptly 75,000 free trading common shares of Seabridge owned by him for the Shares issued to Max.

The KSM project is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news releases dated March 11, 2009 and March 25, 2009 for details).


       KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

----------------------------------------------------------------------------
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            Measured Mineral Resources         Indicated Mineral Resources
----------------------------------------------------------------------------
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                                      Cu                                 Cu
                          Au         Lbs                     Au         Lbs
Zone     Tonnes     Au   Ozs   Cu (mill-    Tonnes    Au    Ozs   Cu  (mill-
          (000)  (g/t)  (000)  (%) ions)     (000) (g/t)  (000)  (%)   ions)
----------------------------------------------------------------------------
Mitch-
 ell    579,300  0.66 12,292 0.18  2,298   930,600  0.62 18,550 0.18  3,692
----------------------------------------------------------------------------
Sulph-
 urets        No measured resources         87,300  0.72  2,021 0.27    520
----------------------------------------------------------------------------
Kerr          No measured resources        225,300  0.23  1,666 0.41  2,036
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Total   579,300  0.66 12,292 0.18  2,298 1,243,200  0.56 22,237 0.23  6,248
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----------------------------------------------------------------------------
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                    Measured plus
            Indicated Mineral Resources         Inferred Mineral Resources
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                                       Cu                               Cu
                           Au         Lbs                   Au         Lbs
Zone      Tonnes    Au    Ozs   Cu (mill-   Tonnes    Au   Ozs    Cu (mill-
           (000)  (g/t)  (000)  (%) ions)     000) (g/t)  (000)  (%)  ions)
----------------------------------------------------------------------------
Mitch-
 ell   1,509,900  0.64 30,842 0.18  5,990  514,900  0.51  8,442 0.14  1,589
----------------------------------------------------------------------------
Sulph-
 urets    87,300  0.72  2,021 0.27    520  160,900  0.63  3,259 0.17    603
----------------------------------------------------------------------------
Kerr     225,300  0.23  1,666 0.41  2,036   69,900  0.18    405 0.39    601
----------------------------------------------------------------------------
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Total  1,822,500  0.59 34,529 0.21  8,546  745,700  0.50 12,106 0.17  2,793
----------------------------------------------------------------------------
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Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).


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Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.


ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

Contact:

 Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net